SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40 ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701 and 333-264992.

EXPLANATORY NOTE

On January 31, 2024, Trinity Biotech plc (the “Company”) issued a press release announcing that it has entered into a definitive agreement to acquire the continuous glucose monitor (CGM) assets of privately held Waveform Technologies, Inc. (“Waveform”) for $12.5 million in cash and 9 million American Depositary Shares (ADSs) of the Company plus contingent consideration.

In connection with the acquisition of the Waveform Assets, Trinity amended its Amended and Restated Credit Agreement and Guaranty with Perceptive Credit Holdings III, L.P (“Perceptive”) to, among other things, fund the acquisition, provide for $9.5 million of additional funding for general corporate purposes, reduce the interest rates and early repayment penalty and provide for additional liquidity of $6.5 million that can be drawn down between April and December 2024. Perceptive will receive new warrants to purchase 2.5 million ADSs, which along with previously issued warrants to purchase 2.5 million ADSs will be priced at $0.44.

The Company also today announced it has entered into a non-binding Letter of Intent with Bayer for a joint partnership to launch a CGM biosensor device into China and India

The foregoing description is a summary of the agreements entered into by the Company in connection with the above referenced transaction and does not purport to be complete and is qualified in its entirety by reference to the Asset and Share Purchase Agreement, Second Amended and Restated Credit Agreement and Guaranty and press releases which are respectively filed as Exhibits 4.20, 4.21, 99.1 and 99.2 hereto, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit 99.1	Press Release dated January 31, 2024 - Trinity Biotech Announces Acquisition of the CGM Assets of Waveform Technologies, Inc.
Exhibit 99.2	Press Release dated January 31, 2024 - Trinity Biotech Announces Entry into a Letter of Intent with Bayer for the Launch of a CGM Biosensor Device into China and India
Exhibit 4.20* †	Asset and Share Purchase Agreement dated as of January 30, 2024
Exhibit 4.21* †	Second Amended and Restated Credit Agreement and Guaranty dated as of January 30, 2024

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Des Fitzgerald
Des Fitzgerald
Interim Chief Financial Officer

 Date: February 1, 2024